UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                                SEC. FILE NUMBER
                           NOTIFICATION OF LATE FILING                 000-25151
                                                                       ---------
                                                                    CUSIP NUMBER
                                                                       315608109
                                                                       ---------

(Check  One):  [ ]  Form  10-K and Form 10-KSB [ ]  Form 20-F  [ ]   Form 11-K
               [X]  Form 10-Q and  Form  10-QSB   [ ] Form  N-SAR

     For  Period  Ended:  October  31,  2000
     [  ]  Transition  Report  on  Form  10-K
     [  ]  Transition  Report  on  Form  20-F
     [  ]  Transition  Report  on  Form  11-K
     [  ]  Transition  Report  on  Form  10-Q
     [  ]  Transition  Report  on  Form  N-SAR
     For  the  Transition  Period  Ended:

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART  I  -  REGISTRANT  INFORMATION

Fetchomatic  Global  Internet  Inc.
-----------------------------------
Full  Name  of  Registrant

(formerly  Forest  Glade  International  Inc.)
----------------------------------------------
Former  Name  if  Applicable

Suite  370,  444  Victoria  Street
----------------------------------
Address  of  Principal  Executive  Office  (Street  and  Number)

Prince  George,  British  Columbia  V2L  2J7
--------------------------------------------
City,  State  and  Zip  Code

PART  11  -  RULES  12B-25(B)  AND  (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]  (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without  unreasonable  effort  or  expense;

[X]  (b)     The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)     The  accountant's  statement  or  other  exhibit  required  by Rule
             12b-25(c)  has  been  attached  if  applicable.

PART  III  -  NARRATIVE

The Registrant is unable to file, without unreasonable effort and expense, its Form 10-QSB Quarterly Report for the quarter ended October 31, 2000. The Registrant's interim financial statements are being finalized, and it is anticipated that the Form 10-QSB Quarterly Report, along with the interim financial statements, will be filed on or before the 5th calendar day following the prescribed due date of the Registrant's Form 10-QSB. As a result of an internal reorganization of the Company's management in October, 2000, the Company was delayed in preparing and completing it Form 10-KSB for the year ended July 31, 2000. Since the Company's management has focussed its attention on the completion of the Form 10-KSB, it has not been able to compile the requisite financial data to complete its financial statements for the quarter ended October 31, 2000 without unreasonable effort and expense.

PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Jeffrey  Dale  Welsh          (604)                   948-9123
            (Name)              (Area  Code)          (Telephone  Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify  report(s).     [X]Yes   [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     [ ]  Yes   [X]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made


                        FETCHOMATIC GLOBAL INTERNET INC.
                        --------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     December 15,  2000                   By /s/ Jeffrey Dale Welsh
                                                 ----------------------
                                                  Jeffrey  Dale  Welsh,
                                                          President/CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.